Exhibit 99.1

Immuron and Calmino join up to treat Irritable Bowel Syndrome (IBS)

Melbourne, Australia, March 5, 2025: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian based and globally integrated biopharmaceutical company is pleased to announce it has entered into an exclusive distribution agreement for the territories of Australia and New Zealand in order to launch ProIBS® for the treatment of symptoms related to IBS. This is a collaborative fee free agreement that includes all marketing and sales activities of ProIBS®. Immuron has been a leader in digestive health in Australia for many years. ProIBS® will join the portfolio along with the rapidly growing Travelan® brand to build on the premium efficacy portfolio that will deliver better outcomes for consumers that Pharmacists will love to recommend.

Irritable bowel syndrome (IBS) is a common condition where you experience symptoms related to your digestive system. This is sometimes linked to certain foods, lifestyle habits and stress levels or mood. IBS affects around 3 out of every 10 people. Females are more likely than males to be affected. Some key symptoms of IBS include: abdominal pain or discomfort; stomach bloating and wind; chronic diarrhoea or constipation, or alternating between the two.1 According to available data, the IBS treatment market in Australia is estimated to be a part of the broader "Digestives & Intestinal Remedies" market, generating a revenue of around AU$221.14 million in 2025, with a projected annual growth rate of 3.28%.2

ProIBS® - to help patients treat IBS symptoms ProIBS® is a certified medical device for the treatment of IBS symptoms such as abdominal pain, bloating and unsettled bowel movements (diarrhoea and/or constipation). ProIBS® contains AVH200®, derived from the plant Aloe barbadensis. Mill. AVH200® has gel forming components which support the intestinal mucosal barrier. As IBS is known to affect individuals for a long period of time, it is essential to have a treatment appropriate for long-term use –as ProIBS® is. The product is safe, and no interactions with other medications are known. Science-driven innovative Calmino group AB, the developer of ProIBS®, conducted a usability study among 1.003 users. PROIBS® was helpful for 94% of them. 91% of the users experienced an improvement in daily life and 98% would recommend PROIBS® to someone else. To learn more please check: www.proibs.eu.

Flavio Palumbo, Chief Commercial Officer said “Following the rapid growth of Travelan in pharmacy as the leading product for the prevention of traveller’s diarrhoea3, we have identified a great opportunity with ProIBS® to further expand our digestive health portfolio by providing pharmacists a proven premium efficacy product that delivers unique benefits to their customers. With ProIBS®, we are able to provide an innovative and European certified medical device for the treatment of symptoms related to IBS. The product has been on the Swedish pharmacy market for more than a decade. Because it is backed by science and recommended by physicians and dietitians, we can promote ProIBS® with absolute confidence. We are looking forward to offering a solution that truly improves the liveability of the affected people.”

Tobias Kisker, CEO and founder of Calmino group AB, is pleased to start a long and successful collaboration with Immuron. “The Calmino team is happy to work with a well-established, experienced, and professional company like Immuron. We see Australia and New Zealand as important Asian Pacific markets with significant potential.”

Effective immediately and without preconditions, under the terms of the agreement, Immuron will fund the collaboration from existing budgets and resources. The agreement is for a 5 year term with an option to extend for an additional 5 years subject to standard commercial conditions. Usual terminations provisions apply for an agreement of this type. Intellectual property remains with Calmino. The value to Immuron is the exclusive distribution rights.

1.	https://www.healthdirect.gov.au/irritable-bowel-syndrome-ibs

2.	https://www.statista.com/outlook/hmo/otc-pharmaceuticals/digestives-intestinal-remedies/australia

3.	Otto W, Najnigier B, Stelmasiak T, Robins-Browne RM. Randomized control trials using a tablet formulation of hyperimmune bovine colostrum to prevent diarrhoea caused by enterotoxigenic Escherichia coli in volunteers. Scandinavian Journal of Gastroenterology. 2011;46:862-868.

This release has been authorised by the directors of Immuron Limited.

COMPANY CONTACT:

Steven Lydeamore

Chief Executive Officer

Ph: +61 (0)3 9824 5254

info@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.

For more information visit: https://www.immuron.com.au

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.